Exhibit 99.17
CONSENT OF P. STEPHENSON
     Reference is made to the Annual Report on Form 40-F and the documents incorporated by reference therein (the “40-F”) of Goldcorp Inc. (the “Company”) for the fiscal year ended December 31, 2009, and any amendments thereto, to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F.
     I hereby consent to the references to, and the information derived from, the following report(s) and to the references, as applicable, to my name in connection with (including, as an expert) the following report(s) and documents:
1.	The technical report dated May 1, 2008, entitled “Pueblo Viejo Gold Project, Dominican Republic Technical Report” (the “Pueblo Viejo Report”); and

2.	The 40-F, the MD&A and the AIF, which include references in connection with information relating to the Pueblo Viejo Report and the Pueblo Viejo Project, and the properties described therein.
Date: March 19, 2010

/s/ Patrick Stephenson
Name:	Patrick Stephenson, FAusIMM (CP)
AMC Mining Consultants (Canada) Ltd.